# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARTER COMMUNICATIONS, INC., CIK 0001091667
CUSIP: 16119P108
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 400 Washington Boulevard, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0000779426
Persons authorized to receive notices and communications: Attn: Deborah M. Lucy, Cox Communications Equity Holdings, Inc., 6205-A Peachtree Dunwoody Road, Atlanta, Georgia (GA), 30328, 678-645-0000

## Reporting persons
- Cox Enterprises, Inc. (CIK 0000779426): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 46,153,885; sole dispositive power 0; shared dispositive power 46,153,885; aggregate amount beneficially owned 46,153,885 (27.9% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 2: On August 19, 2026, Charter Communications, Inc. (the "Issuer"), Cox Enterprises, Inc. ("Cox Enterprises"), Cox Communications Equity Holdings, Inc. ("CCEH") and Advance/Newhouse Partnership (together with the Issuer, Cox Enterprises and CCEH, the "Stockholders") entered into the Third Amended and Restated Stockholders Agreement (the "Third Amended and Restated SHA"), which contains provisions relating to the transfer, ownership and voting of the Issuer's securities by Cox Enterprises and CCEH. Cox Enterprises expressly disclaims the existence of any membership in a group with the other Stockholders. See Item 6 of this Schedule 13D.
  
  Note to Rows 8, 10 and 11: Includes shares of Class A Common Stock of the Issuer, par value $0.001 per share (the "Class A Common Stock"), issuable upon (a) exchange of 33,586,045 Class C common units (the "Class C Common Units") of Charter Communications Holdings, LLC, a subsidiary of the Issuer ("Charter Holdings"), and (b) conversion of convertible preferred units of Charter Holdings with an aggregate liquidation preference of $6.0 billion (the "Preferred Units") and the exchange of the resulting Class C Common Units. Each Class C Common Unit is exchangeable, in certain circumstances, for cash or, at the Issuer's election, one share of Class A Common Stock, subject to certain adjustments. The Preferred Units are convertible into Class C Common Units at an initial conversion price of approximately $477.41 per unit, subject to certain adjustments. CCEH is wholly owned by Cox Enterprises. Cox Enterprises may be deemed to share beneficial ownership over the shares of Class A Common Stock beneficially owned by CCEH.
  
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Persons.
  
  Note to Row 13: The percentage reported in this Schedule 13D is based on 119,151,159 shares of Class A Common Stock outstanding as of July 31, 2026, as confirmed by the Issuer. The percentage provided represents the percentage of Class A Common Stock beneficially owned by the applicable Reporting Person divided by the sum of (i) the amount of Class A Common Stock currently outstanding as reported by the Issuer plus (ii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable of the Class C Common Units and Preferred Units, in each case, held by the Reporting Persons.
- Cox Communications Equity Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 46,153,885; sole dispositive power 0; shared dispositive power 46,153,885; aggregate amount beneficially owned 46,153,885 (27.9% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 2: On August 19, 2026, the Stockholders entered into the Third Amended and Restated SHA, which contains provisions relating to the transfer, ownership and voting of the Issuer's securities by Cox Enterprises and CCEH. CCEH expressly disclaims the existence of any membership in a group with the other Stockholders. See Item 6 of this Schedule 13D.
  
  Note to Rows 8, 10 and 11: Includes shares of Class A Common Stock issuable upon (a) exchange of 33,586,045 Class C Common Units and (b) conversion of the Preferred Units and the exchange of the resulting Class C Common Units. Each Class C Common Unit is exchangeable, in certain circumstances, for cash or, at the Issuer's election, one share of Class A Common Stock, subject to certain adjustments. The Preferred Units are convertible into Class C Common Units at an initial conversion price of approximately $477.41 per unit, subject to certain adjustments.
  
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Persons.
  
  Note to Row 13: The percentage reported in this Schedule 13D is based on 119,151,159 shares of Class A Common Stock outstanding as of July 31, 2026, as confirmed by the Issuer. The percentage provided represents the percentage of Class A Common Stock beneficially owned by the applicable Reporting Person divided by the sum of (i) the amount of Class A Common Stock currently outstanding as reported by the Issuer plus (ii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable of the Class C Common Units and Preferred Units, in each case, held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Name of issuer: CHARTER COMMUNICATIONS, INC.
Address of issuer's principal executive offices: 400 Washington Boulevard, Stamford, Connecticut (CT), 06902

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Cox Enterprises, Inc., a Delaware corporation ("Cox Enterprises") and Cox Communications Equity Holdings, Inc., a Delaware corporation ("CCEH" and together with Cox Enterprises, the "Reporting Persons"). CCEH is a wholly owned subsidiary of Cox Enterprises. The board of directors of Cox Enterprises exercises voting and dispositive power with respect to the shares. The trustees of the Cox Family Voting Trust u/a/d 7/26/13, consisting of James C. Kennedy, Alexander C. Taylor, and Sanford H. Schwartz (the "Trustees"), are responsible for appointing all of the members of the board of directors of Cox Enterprises. Each member of the board of directors of Cox Enterprises disclaims any beneficial ownership of any shares that may be deemed to be beneficially owned by Cox Enterprises and each of the Trustees disclaims any beneficial ownership of any shares that may be deemed to be beneficially owned by Cox Enterprises.
Residence or business address: The address of the principal business office of each of Cox Enterprises and CCEH is 6205-A Peachtree Dunwoody Road, Atlanta, Georgia 30328.
Present principal occupation or employment: The principal business of Cox Enterprises is the ownership, operation and investment in businesses across multiple industries. The principal business of CCEH is being a holding company holding interests in the Issuer. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Cox Enterprises and CCEH is set forth in Exhibit 1.
Criminal convictions in the last five years: Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 1, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 1, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cox Enterprises is a Delaware corporation. CCEH is a Delaware corporation. The citizenship of each director and executive officer of Cox Enterprises and CCEH is set forth in Exhibit 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 19, 2026, pursuant to that certain Transaction Agreement, dated as of May 16, 2025 (the "Transaction Agreement"), by and among Cox Enterprises, the Issuer, and Charter Communications Holdings, LLC, a subsidiary of the Issuer ("Charter Holdings"), (1) CCEH, a wholly owned subsidiary of Cox Enterprises, sold and transferred to the Issuer 100% of the equity interests of certain subsidiaries of Cox Communications, LLC, a wholly owned subsidiary of Cox Enterprises ("Cox Communications"), that conduct Cox Communications' commercial fiber and managed IT and cloud services businesses (the "equity sale"), (2) CCEH contributed the equity interests of Cox Communications and certain other assets (other than certain excluded assets) primarily related to Cox Communications' residential cable business to Charter Holdings (the "contribution"), and (3) CCEH paid $1.00 to the Issuer. Pursuant to the Transaction Agreement: (a) in consideration of the equity sale, the Issuer paid $3.5 billion in cash to CCEH; (b) in consideration of the contribution, Charter Holdings (i) paid to CCEH approximately $724 million in cash and (ii) issued to CCEH convertible preferred units of Charter Holdings with an aggregate liquidation preference of $6.0 billion and 6.875% coupon and 33,586,045 Charter Holdings Class C Common Units priced at $353.64 per share; and (c) in consideration of the $1.00 payment from CCEH to the Issuer, the Issuer issued to CCEH one share of a new Class C common stock, par value $0.001 per share, of the Issuer (the "Class C Common Stock").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Items 3 and 5 of this Schedule 13D is incorporated herein by reference. The Reporting Persons hold the Issuer securities reported herein for investment purposes, subject to the following:

Pursuant to the Transaction Agreement and the Third Amended and Restated Stockholders' Agreement, by and among the Issuer, Cox Enterprises, CCEH and Advance/Newhouse Partnership (the "Third Amended and Restated SHA"), the board of directors of the Issuer (the "Board") will be fixed at 13 members. At the closing of the transaction (the "Closing"), three designees selected by Cox Enterprises (with the prior approval of the Issuer, not to be unreasonably withheld) became members of the Board. Thereafter, Cox Enterprises is entitled to designate up to three nominees to the Board so long as specified voting and/or equity thresholds are maintained. Cox Enterprises also has certain committee designation and other governance rights. Alexander C. Taylor will serve as the Chairman of the Board for a three-year term (unless Mr. Taylor ceases to serve as a member of the Board prior thereto).

Pursuant to the Third Amended and Restated SHA, Cox Enterprises has preemptive rights with respect to certain issuances of equity securities by Charter and Charter Holdings, and top-up rights to maintain its proportionate interest in certain circumstances, subject to specified terms and conditions.

The full text of the Transaction Agreement and the Third Amended and Restated SHA are included as Exhibits 3 and 4, respectively, hereto, and are incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer's securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Common Stock, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Subject to the agreements described herein, any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change such position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Calculations of the percentage of Class A Common Stock beneficially owned is based on 119,151,159 shares of Class A Common Stock outstanding as of July 31, 2026, as confirmed by the Issuer.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person are set forth on row 11 and row 13, respectively, of the cover pages of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 10 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of affiliates of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Certificate of Incorporation

In connection with the Closing, Charter filed a Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") with the Secretary of State of the State of Delaware, which, among other things, authorizes the issuance of Class C Common Stock and establishes the voting rights and other terms thereof. The full text of the Certificate of Incorporation is included as Exhibit 5 hereto, and is incorporated by reference herein.

Exchange Agreement

In connection with the Closing, Charter, Charter Holdings, Cox Enterprises, CCEH, Advance/Newhouse Partnership and certain other parties entered into an amended exchange agreement (the "Exchange Agreement"). The Exchange Agreement specifies the terms pursuant to which Cox Enterprises may exchange Class C Common Units for, at Charter's election, cash or shares of Class A Common Stock on a one-for-one basis, subject to adjustments and the terms and conditions set forth therein. The full text of the Exchange Agreement is included as Exhibit 6 hereto, and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, Charter, Cox Enterprises, CCEH and certain other parties entered into an amended registration rights agreement (the "Registration Rights Agreement"), pursuant to which Cox Enterprises has certain registration rights with respect to shares of Class A Common Stock issuable upon exchange of Class C Common Units or upon conversion and exchange of Preferred Units, subject to applicable thresholds and exceptions. The full text of the Registration Rights Agreement is included as Exhibit 7 hereto, and is incorporated herein by reference.

LLC Agreement

In connection with the Closing, Charter Holdings adopted an amended and restated limited liability company agreement (the "LLC Agreement"), which establishes, among other matters, the terms of the Class C Common Units and the Preferred Units. The LLC Agreement provides, among other things, that the Preferred Units have an aggregate liquidation preference of $6.0 billion. The LLC Agreement also contemplates a possibility of extension by Charter Holdings to each of the Stockholders of certain tax loans, in the circumstances and subject to conditions described in the LLC Agreement, which loans may be secured by such Stockholder's equity interests in the Charter Holdings ultimately exchangeable into the Class A Common Stock. If any loan is made, the Stockholder will retain voting and dividend rights on such pledged equity interests, unless an event of default occurs. The text of the LLC Agreement is included as Exhibit 8 hereto, and is incorporated herein by reference.

Repurchase Letter Agreement

In connection with the Closing, Charter, Charter Holdings and Cox Enterprises entered into the Cox Enterprises repurchase letter agreement (the "Repurchase Letter Agreement"), which governs the terms of Cox Enterprises' participation in Charter's share repurchases following the Closing. Under the Repurchase Letter Agreement, Cox Enterprises may sell to Charter or to Charter Holdings, on a monthly basis, a number of shares of Class A Common Stock or Class C Common Units that represents a pro rata participation by Cox Enterprises and its affiliates in any direct or indirect repurchases or redemptions of shares of Class A Common Stock (including through the repurchase or redemption of any convertible equity securities, Class C Common Units or Preferred Units) from persons other than Cox Enterprises effected by Charter during the immediately preceding calendar month, at a purchase price equal to the average price paid by Charter for the shares repurchased or redeemed from persons other than Cox Enterprises or Advance/Newhouse Partnership during such immediately preceding calendar month and excluding repurchases in privately negotiated transactions or deemed repurchases due to cashless exercise of or payment of withholding taxes with respect to director, officer or employee equity awards of Charter. Cox Enterprises has the right to elect whether its participation in Charter's repurchases will consist of shares of Class A Common Stock, Class C Common Units or a combination thereof; however, all repurchases will be settled in cash at the applicable purchase price. The full text of the Repurchase Letter Agreement is included as Exhibit 9 hereto, and is incorporated herein by reference.

Tax Receivables Agreement

In connection with the Closing, Charter, Advance/Newhouse Partnership, CCEH and certain other parties entered into the amended tax receivables agreement (the "Tax Receivables Agreement"). The Tax Receivables Agreement sets forth the terms pursuant to which Charter will pay CCEH for tax benefits arising from CCEH's potential future exchanges of its Class C Common Units and Preferred Units, as applicable, into cash or Class A Common Stock pursuant to the Exchange Agreement. The full text of the Tax Receivables Agreement is included as Exhibit 10 hereto, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

Exhibit 1 Directors and Executive Officers of Cox Enterprises, Inc. and Cox Communications Equity Holdings, Inc. (filed herewith).

Exhibit 2 Joint Filing Agreement, dated August 25, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 3 Transaction Agreement, dated as of May 16, 2025, by and among Cox Enterprises, Inc., Cox Communications, Inc. and Charter Communications Holdings, LLC (incorporated by reference to Annex A of the Proxy Statement on Schedule 14A filed by the Issuer on July 2, 2025).

Exhibit 4 Third Amended and Restated Stockholders Agreement, by and among Charter Communications, Inc., Cox Enterprises, Inc., Cox Communications Equity Holdings, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed by the Issuer on August 20, 2026).

Exhibit 5 Second Amended and Restated Certificate of Incorporation of Charter Communications, Inc. (incorporated by referenced to Exhibit 3.1 to the Current Report on Form 8-K as filed by the Issuer on August 20, 2026).

Exhibit 6 Amended and Restated Exchange Agreement, dated August 19, 2026, by and among Charter Communications, Inc., Advance/Newhouse Partnership, Cox Enterprises, Inc., Cox Communications Equity Holdings, Inc. and certain other parties (incorporated by referenced to Exhibit 10.6 to the Current Report on Form 8-K as filed by the Issuer on August 20, 2026).

Exhibit 7 Amended Registration Rights Agreement, dated August 19, 2026, by and among Charter Communications, Inc., Advance/Newhouse Partnership, Cox Enterprises, Inc., Cox Communications Equity Holdings, Inc. and certain other parties (incorporated by referenced to Exhibit 10.7 to the Current Report on Form 8-K as filed by the Issuer on August 20, 2026).

Exhibit 8 Second Amended and Restated Limited Liability Company Agreement of Charter Communications Holdings, LLC, dated August 19, 2026, by and among Charter Communications, Inc., Charter Communications Holdings, LLC, Advance/Newhouse Partnership, Cox Communications Equity Holdings, Inc. and certain other parties (incorporated by referenced to Exhibit 10.4 to the Current Report on Form 8-K as filed by the Issuer on August 20, 2026).

Exhibit 9 Repurchase Letter, by and among Charter Communications, Inc., Charter Communications Holdings, LLC and Cox Communications Equity Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed by the Issuer on August 20, 2026).

Exhibit 10 Amended and Restated Tax Receivables Agreement, by and among Advance/Newhouse Partnership, Cox Enterprises, Inc., Charter Communications, Inc. and certain other parties (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K as filed by the Issuer on August 20, 2026).

## Signatures
- Cox Enterprises, Inc.: /s/ Jennifer Hightower, Jennifer Hightower, Executive Vice President, Chief Legal Officer (08/25/2026)
- Cox Communications Equity Holdings, Inc.: /s/ Jennifer Hightower, Jennifer Hightower, Secretary (08/25/2026)